UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 2025

Commission File Number:  001-38723

Tiziana Life Sciences LTD

(Exact Name of Registrant as Specified in Its Charter)

9th Floor

107 Cheapside

London

EC2V 6DN

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 15, 2025, Tiziana Life Sciences LTD (the “Company”) issued this 6K announcing, the publication of a new study in the Journal of ‘Clinical Nuclear Medicine’ demonstrating that intranasal administration of foralumab significantly dampened microglial activation in a 78-year old patient with moderate Alzheimer's disease (AD) treated as part of a Food and Drug Administration (FDA) expanded access program. The findings, published in the prestigious ‘Clinical Nuclear Medicine’ journal, highlight a promising avenue in the treatment of neurological disorders. This case represents the first use of 18F-PBR06-PET in a patient with moderate AD dementia and the first published report of an AD patient treated with nasal-foralumab. The study, led by Dr. Tarun Singhal and Dr. Howard Weiner of Brigham and Women’s Hospital, a founding member of the Mass General Brigham healthcare system, utilized advanced PET imaging with the [F-18]PBR06 tracer to assess microglial activation before and after treatment. The findings revealed a notable reduction in neuroinflammation following intranasal foralumab administration., a copy of which is furnished as Exhibit 99.1

The Announcement is furnished herewith as Exhibit 99.1 to this Report on Form 6-K. The information in the attached Exhibits 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIZIANA LIFE SCIENCES LTD

Date: May 15, 2025	By:	/s/ Keeren Shah
		Name:	Keeren Shah
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Tiziana Life Sciences LTD Press Release, dated May 15, 2025

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